NRE:
Creating Value for Shareholders

March 13, 2018



Forward Looking Statement



This presentation may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements such as future results, growth potential, projected occupancy rates, projected weighted average lease terms, rates of return and performance, ability to reposition or enhance the performance of existing properties, factors that may cause NorthStar Realty Europe Corp.'s, or NRE's, actual results in future periods to differ materially from these forward looking statements.

Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "hypothetical," "continue," "future" or other similar words or expressions. The calculation of implied internal rates of return (IRR) included in the presentation is subject to numerous assumptions and may not be the best metric to use in evaluating the value of NRE and thus investors should not unduly rely on it as an indicator of value or otherwise. All forward-looking statements included in this presentation are based upon information available to NRE on the date hereof and NRE undertakes no duty to update any of the forward-looking statements after the date of this presentation to conform these statements to actual results. The forward-looking statements involve a number of significant risks and uncertainties. Factors that could have a material adverse effect on NRE's operations and future prospects are set forth in NorthStar Realty Europe Corp.'s Form 10-K for the year ended December 31, 2017, including the sections entitled "Risk Factors". The factors set forth in the Risk Factors sections of the aforementioned filings and otherwise described in NorthStar Realty Europe Corp. filings with the SEC could cause actual results to differ significantly from those contained in any forward-looking statement contained in this presentation. NRE does not guarantee that the assumptions underlying such forward-looking statements are free from errors.

This presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of NorthStar Realty Europe Corp.

The notes and definitions herein contain important information that is material to an understanding of this presentation and you should read this presentation only with and in context of the notes and definitions.

Company Overview



NorthStar Realty Europe Corp. (NYSE: NRE) is the only NYSE listed real estate investment trust (REIT) focused on office properties located in key European markets

Portfolio Market Value	**$2.3 billion**
Area (square meters)	**323,230**
Occupancy	**86%**
Office Properties Occupancy	**96%**
WALT to Expiry	**6.4 years**
LTV	**52%**

OFFICE PROPERTIES REPRESENT 95% OF THE TOTAL PORTFOLIO[1]



Other Asset Classes 5%
Other Countries 11%
France 18%
UK 21%
Germany 45%



Core Markets
Office
Office – held for sale
Other

Note: Unless otherwise stated data and FX rates used in this presentation are as of December 31, 2017 EUR/USD = 1.1979, GBP/USD = 1.3491.
1.   Based on Contractual Rent.





Company Evolution

NORTHSTAR REALTY EUROPE

2014 - 2015	▪ Completed acquisition of 52 properties across 9 countries ▪ Began trading on NYSE following spin-off from NorthStar Realty Finance Corp. on October 31, 2015
2016	▪ Announced strategy of focusing primarily on office properties in key cities within Germany, the UK and France ▪ Commenced program of active asset management including leasing, lease extensions and disposal of selected non-strategic properties (18 assets sold for combined consideration of $412 million) ▪ Fully repaid $340 million stock settable notes ▪ $100 million share buy back executed
2017	▪ $35 million preferred equity investment in 20 Gresham Street (London, UK) in partnership with China Resources Land ▪ Continued program of active asset management and capital recycling (6 assets sold for total of $138 million) ▪ Amended NRE's management contract by bringing the terms more in line with customary market standards

27 PROPERTIES SOLD AND 4 COUNTRIES EXITED SINCE 2015

$570m

Total gross proceeds[1]

+4%

Premium to Valuation preceding sale[2]

PORTFOLIO OF 25 HIGH QUALITY PROPERTIES WITH STRONG TENANT BASE

$2.3bn

Market Value

52% LTV

Down from 58% as of December 31, 2015

1. Includes 19 properties with gross disposal price below $15 million each.
2. Gross proceeds compared to the valuation that preceded sale (“Valuation”) calculated based on the same principal as Market Value (please refer to Definitions for details).

Proven Track Record Of Sourcing, Actively Managing And Successfully Exiting European Investments



110,000 sqm
Leased or released since acquisition (22% of total portfolio)

> 6 years
Office properties WALT maintained since acquisition

+4%
Contractual Rent increase since December 31, 2015 (6% excluding Maastoren)

+19%
Value Uplift[1] since acquisition

~40%
Of the Value Uplift attributable to active asset management[2]

33bps
Reduction in the average cost of debt[3]

IMPLIED IRR OF 16%[4] AND 1.4x EQUITY MULTIPLE

Note: Unless stated otherwise, all data is as of December 31, 2017 and relates to the current 25 properties (except for the IRR, Equity Multiple and leasing activity).

1. Year end 2017 Market Value vs. Purchase Price plus capital expenditure, same store basis ("Value Uplift").
2. Value Uplift excluding capitalized delta between yields published by CBRE as of acquisition and December 31, 2017.
3. Weighted average margin reduction. As of December 31, 2017, compared to December 31, 2015.
4. USD asset level returns, excluding corporate level expenditures. Implied IRR assumes the disposal of the current portfolio on December 31, 2017 at Market Value less assumed 3% transaction costs and other expenses. Maastoren and Office 123 sale prices based on definitive agreement to sell and LOI, respectively.



Case Studies

Value Creation Through Active Asset Management



6 case studies covering $1.6 billion, or 70%, of Market Value



ACTIVE ASSET MANAGEMENT DRIVING VALUE CREATION[1]

61,000 sqm leased or renewed

(44% of the lettable area)

- Occupancy increased to 99%

- WALT improved from 6.8 to 7.2 years

- 4% increase in Contractual Rent (or 7% excluding Maastoren)

+24% Value Uplift
(Market Value vs. Purchase Price)



VALUE CREATION THROUGH ACTIVE ASSET MANAGEMENT

52%

48%

Yield compression[2]

---

1. All data relates to the 6 case studies presented. Based on rent roll as of December 31, 2017 vs. as of June 30, 2015; current figures represent Proforma Occupancy and Proforma WALT.
2. Capitalized delta between yields published by CBRE as of acquisition date and as of December 31, 2017.

Trianon Tower (Frankfurt, Germany)



Iconic office tower in CBD Frankfurt, the 6th tallest office tower in Germany, fully stabilized since acquisition



THE ASSET / INVESTMENT RATIONALE

- Core plus asset in need of stabilization (income profile[1] and structural capex)
- Purchased at a substantial premium over the 10-year German government bond
- Managed to core since acquisition

ASSET MANAGEMENT INITIATIVES

- ~90% of rent derived from long-term leases to Deutsche Bundesbank (German central bank) and Dekabank
- Deutsche Bundesbank expanded by over 10,000 sqm since acquisition
- Significant investment including renovation of lobby and lifts
- Full upgrade to latest Fire, Life & Safety standards and full canteen refurbishment

WALT TO EXPIRY

Years



Acquisition Jul-2015	Q4 2016	Q4 2017 Proforma
7.4	7.3	7.0

OCCUPANCY



Acquisition Jul-2015	Q4 2016	Q4 2017 Proforma
98%	87%	98%

Note: All data is based on rent roll as of December 31, 2017.

1. Upcoming vacancy anticipated since acquisition.

Portman Square (London, United Kingdom)



Fully let Class A office property in London West End, occupied by high quality tenants and fully stabilized through recent leasing activity







THE ASSET / INVESTMENT RATIONALE

- The property fronts Portman Square, north of Oxford Street and benefits from a prime location in the heart of the West End
- Under-rented with opportunity to enhance income profile

ASSET MANAGEMENT INITIATIVES

- Tenant consolidation following Invesco expansion and leasing of an additional 2,636 sqm from existing tenants in 2017
- Invesco simultaneously extended its existing leases by 10 years, extending WALT to expiry to 8.3 years
- 16% Contractual Rent growth achieved since acquisition through rent reviews and releasing
- Extensive lobby and common area refurbishment completed in Q3 2017

WALT TO EXPIRY

Years



OCCUPANCY



Note: All data is based on rent roll as of December 31, 2017.

Condor House (London, United Kingdom)



Class A office building in the City of London, opposite St. Paul's Cathedral, fully let to high quality tenants





THE ASSET / INVESTMENT RATIONALE

- Prime location in the City of London, directly opposite St. Paul's Cathedral
- Rare freehold island site
- Core, institutional asset with sub-institutional WALT to expiry profile and tenant mix at acquisition

ASSET MANAGEMENT INITIATIVES

- Managed back to core status since acquisition through substantial enhancement of WALT to expiry profile and tenant mix
- 3,350 sqm vacated in December 2015 and leased to existing tenants within one month (from January 2016)
- 13% Contractual Rent uplift from reversionary leases since acquisition

WALT TO EXPIRY

Years



Acquisition Apr-2015	Q4 2016	Q4 2017
2.8	8.2	7.3

OCCUPANCY



Acquisition Apr-2015	Q4 2016	Q4 2017
100%	99%	99%

Note: All data is based on rent roll as of December 31, 2017.

Avenue Marceau (Paris, France)



Multi tenant office building in Central Paris stabilized through significant lease up since acquisition





THE ASSET / INVESTMENT RATIONALE

- Prime location in Central Paris close to Arc de Triomphe and Champs Elysees
- Core institutional property in need of repositioning and stabilization

ASSET MANAGEMENT INITIATIVES

- Occupancy increased from 39% at acquisition to 100%
- Existing tenant (612 sqm) expansion and relocation into a newly refurbished space
- Refurbished ground floor and entrance to facilitate new lease to a strong credit tenant (1,062 sqm)
- More than doubled Contractual Rent since acquisition

WALT TO EXPIRY

Years



OCCUPANCY



Note: All data is based on rent roll as of December 31, 2017.

Maastoren (Rotterdam, Netherlands)



~20% premium to Valuation preceding recent lease extensions of major leases



THE ASSET / INVESTMENT RATIONALE

- With 44 floors, Maastoren is the tallest office tower in the Netherlands
- Fully let with a strong base of high quality tenants, including Deloitte and AKD
- Value enhancement potential through prolongation of WALT

ASSET MANAGEMENT INITIATIVES

- 10 year extensions with anchor tenants Deloitte (c. 23,000 sqm office space, 62%) and AKD (c. 5,600 sqm, 15%) executed in 2017
- Increasing WALT to expiry by more than 4 years to 7.3 years
- Signed definitive sale and purchase agreement in February 2018 at approximately 20% premium (or $30 million) to the pre-lease extension valuation

WALT TO EXPIRY

Years



OCCUPANCY



Note: All data is based on rent roll as of December 31, 2017.

Uhlandstrasse (Frankfurt, Germany)



Recently stabilized asset located within close proximity to the headquarters of the European Central Bank in Frankfurt





THE ASSET / INVESTMENT RATIONALE

- Close proximity to the European Central Bank headquarters in Frankfurt
- Within walking distance of suburban railway station and subway, inner city motorways also nearby
- Former headquarters of Saatchi & Saatchi

ASSET MANAGEMENT INITIATIVES

- 4,800 sqm leased since acquisition (70% of the lettable area)
- Recent leasing increased occupancy to 97% and enhanced WALT to expiry to 5.8 years (Proforma)
- 31% Contractual Rent growth since acquisition

WALT TO EXPIRY

Years



OCCUPANCY



Note: All data is based on rent roll as of December 31, 2017.

$400 Million Realized Across 11 Properties





22,000 sqm leased or renewed prior to sale[1]

(22% of the lettable area)

+12% Value Uplift realized[1]

(Gross proceeds vs. Purchase Price)

1. Relates to the 11 property disposal case studies.

Disposal Case Studies



DUKES COURT, LONDON, UK



THE ASSET / INVESTMENT RATIONALE

- NRE's first European acquisition completed in September 2014
- Class A Complex located South West of London, within the M25 and with good connectivity to the city

ASSET MANAGEMENT INITIATIVES

- ~4,900 sqm renewed or leased up since acquisition, maintaining asset occupancy at 100%
- 13% increase in Contractual Rent since acquisition
- Full HVAC replacement following significant refurbishment
- Sold in November 2017 for approximately £72 million, 23% above the Purchase Price

LOTTO, RIJWIJK, NETHERLANDS



THE ASSET / INVESTMENT RATIONALE

- 5,800 sqm office building, 83% occupied by Netherlandse Loterij B.V. ("Lotto") at acquisition
- Opportunity to increase occupancy and extend the lease

ASSET MANAGEMENT INITIATIVES

- New 10 year lease executed with Lotto in 2016 for 100% of the property
- Refurbishment of Entrance, common areas and office space completed in 2017
- Sold in Q2 2017 for approximately €8 million, a 53% premium to the Purchase Price

Disposal Case Studies (cont'd)



ALESIA, PARIS, FRANCE

Before



After

THE ASSET / INVESTMENT RATIONALE

- 4,300 sqm office property situated in a primarily residential location within the Peripherique in Paris
- 100% vacant for 2 years prior to acquisition
- Opportunity to refurbish office area and lease or convert to residential use

ASSET MANAGEMENT INITIATIVES

- Full refurbishment of the asset
- 12-year lease secured to a state-owned occupier for 100% of the asset in November 2015
- Sold in Q3 2016 (following receipt of multiple unsolicited offers) for approximately €28 million, 23% above all-in cost (including capex)
- 29% IRR and 1.4x equity multiple achieved

VIA DELLA CHIUSA, MILAN, ITALY



Concept

THE ASSET / INVESTMENT RATIONALE

- Office property located in the centre of Milan
- Full repositioning required following anticipated departure of the largest tenant in Q3 2016 (16,000 sqm)

ASSET MANAGEMENT INITIATIVES

- Cooperation with local architects to develop a new concept for the asset
- Façade Refurbishment
- Multi-tenant conversion of the vacant areas
- Lobby refurbishment
- Office to retail conversion on the ground floor
- Received preliminary tenants' interest
- Asset disposal at approximately €121 million, 2% above the preceding Valuation following unsolicited offer by AXA

Disposal Case Studies (cont'd)



Exiting non-core markets through accretive disposals to local investors

LINDHOLMSPIREN SWEDEN



- Prime office property (10,000 sqm) in Gothenburg, Sweden with strong tenant base
- Occupancy increased from 94% to 100%
- Sold for approximately SEK 388 million, 15% above Purchase Price

ALBUFEIRA, PORTUGAL



- 11,500 sqm retail park in Portugal
- Occupancy increased from 93% to 100%
- Sold for approximately €20 million, 46% above Purchase Price

4 PROPERTIES IN BRUSSELS, BELGUM



- 4 office properties (63,000 sqm) in Brussels, Belgium acquired as part of two different portfolios
- Occupancy increased from 77% to 88%
- Sold as a portfolio to a Belgian REIT for approximately €61 million, 9% above the Purchase Price

SANTA LEONOR, MADRID, SPAIN



- 4,000 sqm single tenant office building in a secondary Madrid submarket
- Sold for approximately €8 million, 8% above Purchase Price to a local investor

Definitions



Contractual Rent

Contractual rent represents annualized in place income based on rent roll as of December 31, 2017 ("Contractual Rent").

Loan to Value

Loan to Value ("LTV") is property level debt plus portfolio level preferred equity divided by the Portfolio Market Value and unrestricted cash net of any outstanding balance on the revolving credit facility.

WALT

Weighted Average Lease Term to Expiry.

Portfolio Market Value

Portfolio market value ("Portfolio Market Value") includes Market Value and the value of NRE's preferred equity segment. The $2.3 billion portfolio market value comprises $2.3 billion real estate portfolio value based on the independent valuation by Cushman & Wakefield LLP and $35 million preferred equity investment. (please refer to Note 11, "Fair Value" in the NRE Annual Report on Form 10-K for the year ended December 31, 2017 included in Part II Item 8. "Financial Statements and Supplementary Data").

Proforma Occupancy and Proforma Weighted Average Lease Term

Pro forma occupancy ("Proforma Occupancy") and weighted average remaining contractual lease term ("WALT" and "Proforma WALT") based on rent roll as of December 31, 2017, adjusted for new leases signed as of December 31, 2017, but commencing in 2018.

Purchase Price

Allocated purchase price ("Purchase Price") of the assets acquired and the liabilities issued or assumed upon closing. For the current portfolio, corresponds to gross book value reported as of December 31, 2017.

Market Value

The $2.3 billion real estate portfolio market value ("Market Value") is based on independent valuation by Cushman & Wakefield ("C&W").The external third-party valuation was prepared by Cushman & Wakefield LLP in accordance with the current U.K. and Global edition of the Royal Institution of Chartered Surveyors' (RICS) Valuation - Professional Standards (the "Red Book") on the basis of "Fair Value", which is widely recognized within Europe as the leading professional standards for independent valuation professionals. Each property is classified as an investment and has been valued on the basis of Fair Value adopted by the International Accounting Standards Board. This is the equivalent to the Red Book definition of Market Value. The Red Book defines Market Value as the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's-length transaction after proper marketing where the parties had each acted knowledgeably, prudently and without compulsion. The Cushman & Wakefield LLP valuation assumes that certain properties would be purchased through market accepted structures resulting in lower purchaser transaction expenses (taxes, duties, and similar costs). This Cushman & Wakefield LLP valuation is as of December 31, 2017 for the current portfolio.

As an opinion, appraisals are not a measure of realizable value and may not reflect the amount that would be received if the property in question were sold. Real estate valuation is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. Real estate valuations are subject to a large degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets. For example, in the appraisal, a number of the properties were valued using the special assumption that such properties would be purchased through a tax-efficient special purpose vehicle, and is therefore subject to lower purchaser transaction expenses. If one or more assumptions are incorrect, the value may be materially lower than the appraised value.



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